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File No.82-5139

CYBIRD®

URL : http://www.cybird.co.jp/english/investor/index.html

JASDAQ

News Release

September 27, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori, President and CEO
Contact: Tomosada Yoshikawa, Executive Vice President
81-3-5785-6110

Notice regarding Transfer of Portion of Stake in Subsidiary

Tokyo, Japan, September 27, 2004 — CYBIRD Co., Ltd. announced that a decision to transfer a portion of its stake in its subsidiary K Laboratory Co., Ltd., downgrading K Laboratory to an affiliate, was made in a meeting of the board of directors today. Details are as follows.

1. Outline of Subsidiary (as of August 31, 2004)

(1) Company name: K Laboratory Co., Ltd.

(2) Main business: Research, development, planning, licensing and consulting related to mobile phones and their software systems. Research, development and licensing of security systems, removable IC cards and digital consumer electronics.

(3) Establishment: August 1, 2000

(4) Head office: Roppongi Hills Mori Tower 22F, 6-10-1 Roppongi, Minato-ku, Tokyo

(5) Representative: Tetsuya Sanada, President and CEO

(6) Paid-in capital: ¥331.75 million

(7) Number of employees: 105

(8) Major shareholder and stake: CYBIRD Co., Ltd. (59.25%)

(9) Shares issued: 7,100

(10) Fiscal year end: March

(11) Major offices: Head Office: Roppongi Hills Mori Tower 22F, 6-10-1 Roppongi, Minato-ku, Tokyo
Branch Office: Shin Fujita Building 14F, 2-4-27 Dojima, Kita-ku, Osaka

(12) Business performance in the most recent fiscal years:

	Fiscal year ended March 2004	Fiscal year ended March 2003
Net sales	¥1,433 million	¥864 million
Gross profit	¥695 million	¥414 million
Operating income	¥175 million	¥62 million
Ordinary profit	¥172 million	¥60 million
Net income	¥131 million	¥58 million
Total assets	¥861 million	¥541 million
Shareholders' equity	¥364 million	¥186 million
Cash dividends per share	—	—

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2.Company Acquiring Shares

(1) Company name:	usen Corp.
(2) Representative:	Yasuhide Uno, President and CEO
(3) Head office:	2-11-1 Nagatacho, Chiyoda-ku, Tokyo
(4) Main business:	Broadcasting, broadband, retail and Internet services

(5) Relationships with CYBIRD:

Capital ties:	None
Personnel ties:	None
Business ties:	None

3. CYBIRD's Total Voting Rights and Share Ownership Before and After Share Transfer

	Before Transfer	After Transfer
(1) CYBIRD's voting rights	4,207 rights	1,835 rights
(CYBIRD's share ownership)	4,207 shares	1,835 shares
(2) Total voting rights	7,100 rights	7,100 rights
(total number of shares issued)	7,100 shares	7,100 shares
(3) CYBIRD's share of voting rights	59.25%	25.85%
(proportion of all shares issued)	59.25%	25.85%

4. Reason for Transfer of Shares and Date

(1) Reason: CYBIRD and usen agreed to establish the broad-based cooperative relation in the field of music distribution through mobile phones. CYBIRD decided to transfer a portion of its stake in its subsidiary K Laboratory to usen in order to enhance the relationship between CYBIRD group and usen group.

(2) Date: September 28, 2004 (Transfer of shares)

5. Purchase Price: ¥1,660 million

6. Schedule

September 27, 2004:	Resolution of Board of Directors Meeting
September 27, 2004:	Share transfer contract concluded
September 28, 2004:	Transfer of shares

7. Impact on CYBIRD's Performance in Current Fiscal Year

Since a gain on sale of shares of approximately ¥1.5 billion has been realized by this transaction and the transaction changes the subsidiary's category from a consolidated subsidiary to an affiliated company to which equity method is applied, the Company recognizes that it will have a corresponding impact on the consolidated and non-consolidated performance estimates for the fiscal year ending March 2005 announced by the Company on May 25, 2004. Therefore the Company, taking into consideration other factors in addition to the share transfer, has decided to disclose the revised performance estimates at some time in the near future.

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